Exhibit 99.2


                      [COMPANY LETTERHEAD]


                IMPORTANT NOTICE TO STOCKHOLDERS!


February 1, 2002


Dear Heartland Financial USA, Inc. Stockholder:

On behalf of your Board of Directors, I am pleased to announce that Heartland Financial USA, Inc. has adopted the Heartland Dividend Reinvestment Plan and we are now able to offer our shareholders the opportunity to reinvest their common stock dividends. The Plan is designed to provide stockholders with a convenient method to purchase shares of Heartland common stock by using cash dividends to purchase additional shares.

Key features of the Plan are:

     - As current Heartland stockholders, you may participate in the Plan simply by completing and returning an enrollment form, a copy of which is enclosed. If you have shares that are currently held by a bank or broker in its name (that is, in "street name"), you will need to instruct your agent to convert the shares to certificate form, registered in your name, in order to participate.

     - As a participant, you may (but are not required to) deposit your Heartland common stock certificates with the Plan
Administrator for safekeeping. For your convenience, a Safekeeping Deposit Form is also enclosed.

By choosing to enroll, you confirm that you have read and understand the policies, procedures, fees, and all other related information set forth in the Heartland Investment Plan prospectus, which is enclosed. Question you may have should be addressed to the Shareholder Services Department at Heartland
Financial USA, Inc.

We are pleased to provide this simple, convenient method for you to acquire additional shares of Heartland common stock.

Sincerely,



Lynn B. Fuller
President and CEO